

July 24, 2007

By U.S. mail and facsimile to (609) 497-5522

Ms. Jennifer Barbetta
Chief Financial Officer
Goldman Sachs Hedge Fund Partners, LLC
701 Mount Lucas Road
Princeton, NJ 08540

> **RE: Goldman Sachs Hedge Fund Partners, LLC**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed April 2, 1007**
>
> **File No. 0-50723**

Dear Ms. Barbetta:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Identification of Compensable Errors, page 48

1. Please tell us and disclose in future filings the amount of compensable errors identified for each period presented and the impact to the financial statements to the extent material.

Management's Discussion and Analysis, page 87

Liquidity and Capital Resources, page 101

2. In future filings, please expand the third paragraph on page 102 to discuss the underlying reasons for the changes in the amount of investments from new and existing investors in each year. Provide us with the disclosure you intend to include in future filings.

3. Expand the discussion of redemptions in future filings to discuss the underlying reasons for the changes in the amount of redemptions during each period discussed. Explain the underlying reasons and factors influencing the redemptions of $348 million in January 2006. Provide us with the disclosure you intend to include in future filings.

Critical Accounting Policies and Estimates, page 105

4. Please tell us the percentage by which the fair values of your investments, including all investments underlying Investment Funds, are estimated using each of the following techniques:
    *   quoted market prices observable by the company;
    *   determined by Advisors, including fair value estimates determined by Advisors using quoted market prices or broker-dealer price quotations for which the company does not have access to the detailed records and cannot verify the market price;
    *   other methods.
    Revise your discussion in future filings to clearly disclose these percentages. To the extent investments or other assets of the company are valued at fair value using other methods (e.g. "in a commercially reasonable manner"), please expand your discussion of these methods.

5. Expand your discussion of valuations received from Advisors to provide greater insight into the quality and variability of the fair value estimates. This analysis should include discussion of the historical track record of the valuations and adjustments made upon redemption or receipt of additional information, such as the audited financial statements of the Advisors, which we note are typically received after the date of your net asset value determination. Consider the guidance on critical accounting estimates included in SEC Release 33-8350 and provide us with the disclosure you intend to include in future filings.

6. On page 106, you discuss one situation where the managing member has determined the valuation provided by an advisor was inaccurate. You state the Managing Member of the Investment Fund adjusted the valuation provided by the Advisor upon receipt of information that the investment was under distress to reflect more fairly its belief as to the appropriate value of the investment. Please revise future filings to disclose the amount and nature of the investment. Describe your methodology for determining the fair value of the investment and disclose significant underlying assumptions. Please provide us with the disclosure you intend to include in future filings.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 106

Risk Management, page 108

7. Disclose in future filings the dollar amount of your average VaR for each period presented and clarify whether your VaR is a one-day 99.9% VaR. Provide a summary of your VaR methodology, and discuss why your assumptions are reasonable given your current positions and market conditions. Disclose how you test the accuracy of your VaR. For example, if you perform backtesting, disclose how many exceptions, if any, occurred during the periods presented, and the reasons therefore. Lastly, please tell us and disclose in future filings the percentage of your portfolio where position level detail is available. In this regard, if the percentage is small, it is unclear to us how your analytical techniques, including VaR and scenario analysis, would be useful or meaningful if you do not know the related underlying positions.

* * * *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Ms. Jennifer Barbetta
Goldman Sachs Hedge Fund Partners, LLC
July 24, 2007
Page 4

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief